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                                                               Page 1 of 5 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 2)*


                              CNB Holdings, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                12612 F 101000
                              ------------------
                                (CUSIP Number)


                               December 31, 1999
           ---------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]  Rule 13d-1(b)
       [X]  Rule 13d-1(c)
       [ ]  Rule 13d-1(d)


--------------

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                               Page 2 of 5 pages


CUSIP No.    12612 F 101000
             --------------

-------------------------------------------------------------------------------

(1)  Names of reporting persons
     I.R.S. Identification No. of above persons (entities only)

                                W. David Sweatt
                            -----------------------
-------------------------------------------------------------------------------

(2)  Check the appropriate box if a member of a group*    (a) [ ]
                                                          (b) [ ]
-------------------------------------------------------------------------------

(3)  SEC use only

-------------------------------------------------------------------------------

(4)  Citizenship or place of organization   United States of America
                                            -----------------------------------
-------------------------------------------------------------------------------

                (5)  Sole Voting Power         104,766
                                               -------------------
Number of       --------------------------------------------------------------
Shares
Beneficially    (6)  Shared Voting Power        25,000
Owned by                                        ------------------
Each            --------------------------------------------------------------
Reporting
Person          (7)  Sole Dispositive Power    104,766
With                                           -------------------
                --------------------------------------------------------------

                (8)  Shared Dispositive Power   25,000
                                               -------------------
------------------------------------------------------------------------------

(9)  Aggregate amount beneficially owned by each reporting person    129,766
                                                                     ---------
------------------------------------------------------------------------------

(10) Check box if the aggregate amount in row (9) excludes certain shares [ ]
------------------------------------------------------------------------------

(11) Percent of class represented by amount in row (9)    11.6%
                                                          --------------
------------------------------------------------------------------------------

(12) Type of reporting person                          IN
                                                       ----------
------------------------------------------------------------------------------
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                                                               Page 3 of 5 pages

Item 1.
        (a)  Name of Issuer

             CNB Holdings, Inc.

        (b)  Address of Issuer's Principal Executive Offices

             7855 North Point Parkway, Suite 200
             Alpharetta, Georgia 30022

Item 2.
        (a)  Name of Person Filing

             W. David Sweatt

        (b)  Address of Principal Business Office or, if none, Residence

             1580 Warsaw Road
             Roswell, Georgia 30076

        (c)  Citizenship

             United States of America

        (d)  Title of Class of Securities

             Common Stock, $1.00 par value

        (e)  CUSIP Number

             12612 F 101000


Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

          Not Applicable

          If this statement is filed pursuant to Rule 13d-1(c), check this box.
            [X]
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                                                               Page 4 of 5 pages

Item 4.    Ownership

           (a) Amount Beneficially Owned:  129,766 shares

           (b) Percent of Class:  11.6%

           (c) Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote:  104,766
               (ii)   Shared power to vote or to direct the vote:  25,000
               (iii)  Sole power to dispose or to direct the disposition of:
                        104,766
               (iv)   Shared power to dispose or to direct the disposition of:
                        25,000


Item 5.    Ownership of Five Percent or Less of a Class

           Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Various persons with which Mr. Sweatt shares beneficial ownership of the shares of the Issuer's common stock have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No one person's interest in the shares of the Issuer's common stock is greater than 5% of the Issuer's total outstanding common stock.

Item 7.    Identification and Classification of the Subsidiary Which
           Acquired the Security Being Reported by the Parent Holding Company

           Not Applicable


Item 8.    Identification and Classification of Members of the Group

           Not Applicable


Item 9.    Notice of Dissolution of Group

           Not Applicable
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Item 10.   Certifications

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 24, 2000



                                            /s/ W. David Sweatt
                                           ------------------------------
                                                W. David Sweatt